Exhibit 99.1

Arbe Selected by Top OEM for the Development of Imaging Radar for Production

Preparations for Serial Production Implementation Will Begin Immediately

Tel Aviv, Israel, July 1, 2024— Arbe Robotics Ltd. (Nasdaq: ARBE) (TASE: ARBE), a global leader in Perception Radar solutions, today announced that one of the top ten OEMs worldwide, has selected Arbe’s chipset for the development of its next-generation imaging radar aimed at serial production. This major milestone underscores Arbe’s leadership in radar technology and paves the way for substantial commercial growth.

The OEM, which is one of the automotive manufacturers named in connection with Arbe’s recent convertible debenture offering on the TASE, has confirmed that preparations for serial production implementation will begin immediately. The selection follows a comprehensive competitive technical evaluation process and field testing of Arbe’s chipset.

The selection of Arbe’s technology presents a significant commercial opportunity due to its applicability across a wide range of vehicle classes. Moreover, this project is slated for an accelerated market entry.

“Being chosen by one of the top OEMs in the world is a landmark achievement for Arbe. We believe that by aligning with a major OEM, Arbe is well-positioned to capitalize on the growing demand for advanced radar systems and expects a ramp-up in sales and market share in the near future,” said Kobi Marenko, CEO of Arbe. “This selection of the Arbe solution following a thorough evaluation validates our technological leadership. We look forward to a successful implementation, which will drive significant value for the industry.”

About Arbe

Arbe, a global leader in Perception Radar solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to the successful implementation of the development program by the major OEM, the placement of orders with Arbe by the OEM and the OEM being satisfied with the quality, performance and the timing of the delivery of Arbe’s chipset, the effect on the Israeli economy generally and on Arbe’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including Arbe’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in Arbe’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Media Contacts:

DeeDee Rudenstein, Propel Strategic Communications 267-521-9654, drudenstein@propelsc.com

Miri Segal, MS-IR LLC, 917-607-8654, msegal@ms-ir.com